EXHIBIT 99.1

Caledonia declares quarterly dividend

ST HELIER, Jersey, July 01, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) is pleased to announce that the board of directors has declared a quarterly dividend of 14 United States cents (US$0.14) on each of the Company's shares.

The relevant dates relating to the dividend are as follows:

  Ex-dividend date VFEX: July 10, 2024
  Ex-dividend date AIM: July 11, 2024
  Ex-dividend date NYSE American: July 12, 2024
  Record date: July 12, 2024
  Payment date: July 26, 2024

Shareholders with a registered address in the UK will be paid in Sterling.

Caledonia's Dividend Policy
Caledonia's strategy to maximise shareholder value includes a quarterly dividend policy which the Board adopted in 2014. The Board will consider future dividends as appropriate and in line with other investment opportunities and its prudent approach to risk management.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.